Exhibit 1.02

CONFLICT MINERALS REPORT OF ENDOLOGIX, INC.
IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This is the Conflict Minerals Report (“CMR” or “Report”) of Endologix, Inc., a Delaware corporation (“Endologix”), for calendar year 2013 (excepting conflict minerals that prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and reference is made to those sources and to 1934 Act Release No. 34-677176 (August 22, 2012) for such definitions.

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a CMR to the SEC that includes a description of those due diligence measures. We have concluded that the conflict minerals in our products are “DRC conflict undeterminable” and have prepared this report to describe our due diligence measures. The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Company Overview

Endologix is a Delaware corporation with corporate headquarters and production facilities located in Irvine, California. We develop, manufacture, market, and sell innovative medical devices for the treatment of aortic disorders. Our principal products are intended for the treatment of abdominal aortic aneurysms ("AAA"). All of our commercial products are manufactured, assembled, and packaged at our 60,000 square foot leased facilities in Irvine, California. Starting at the end of 2014 and into the beginning of 2015 we will commence moving all operations into two co-located, leased buildings totaling 129,000 square feet in Irvine, California. As of December 31, 2013, we had 482 employees (as compared to 411 employees as of December 31, 2012), including 182 in manufacturing, 31 in research and development, 21 in regulatory and clinical affairs, 53 in quality support, 142 in sales and marketing, and 53 in administration.

Conflict Minerals Policy
Endologix has adopted the following Conflict Minerals Policy: “We are committed to responsible and conflict-free sourcing of all of our raw materials for our products. The ethical sourcing of minerals is an important part of our policy to ensure safe and fair working conditions for everyone in our supply chain. We will endeavor to work only with suppliers that are compliant with responsible industry standards promoted

Exhibit 1.02

by such groups as the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). We are further committed to ensuring that our suppliers are compliant with the Conflict-Free Smelter Program (“CFSP”) or an equivalent third party audit program. We know that supply chains fluctuate and we will maintain on-going monitoring of our supplier’s suppliers and smelters.”
For additional information on our Conflict Minerals Policy, please refer to our website, www.endologix.com (Investor Relations – Corporate Governance).
Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion

We conducted an analysis of our products and found that of the SEC defined “conflict minerals,” tin and tungsten can be found in our products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1. Despite having conducted a good faith reasonable country of origin inquiry and a comprehensive due diligence process, as further described below, Endologix has concluded that the origin of conflict minerals used in our products remains “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the origin of all of the conflict minerals used in our products.

Due to the breadth and complexity of our products and respective supply chain, it will take time for all the suppliers on our supply chain to verify the origin of all of the minerals. We hope to further develop transparency in our supply chain through further improving our supply chain due diligence processes, driving accountability within the supply chain by leveraging industry standards and continuing our outreach efforts to our direct and indirect suppliers.

Part 1 - Due Diligence Process

The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd Edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”).
Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, assessment of risk in our supply chain, and establishment of a grievance mechanism. We periodically report to the Nominating, Governance and Compliance Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

Company Management Systems

We have adopted a Conflict Minerals Policy related to the sourcing of conflict minerals that has been clearly communicated to our suppliers and the public. For additional information on our Conflict Minerals Policy, please refer to our website, www.endologix.com (Investor Relations – Corporate Governance).

Endologix has established a management system for complying with the applicable rules. Our management system includes the development of a conflict minerals task force led by our Vice President, Operations and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, and manufacturing. The team of subject matter experts is responsible for implementing our conflict

Exhibit 1.02

minerals due diligence process. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We do not typically have a direct relationship with our smelters and refiners. Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing and of having transparency over our mineral supply chain. Therefore, Endologix looks to industry guidelines to help establish its programs, such as the joint Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter Program (“CFSP”) that aims to enable companies to source conflict-free minerals. Additionally, we are a member of the “Medical Device Supply Chain Council” along with more than 30 other premiere medical device firms. We have had experts made available to us through this council to provide further due diligence related to our suppliers’ sourcing information.

We have clearly communicated our expectations with regard to conflict minerals reporting to our suppliers and have engaged each of our suppliers. For the calendar year ended 2013, we conducted a survey of our active suppliers of conflict minerals using the template questionnaire developed jointly by the companies of the EICC and the GeSI, known as the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

We have relied on these suppliers’ responses to our questionnaire to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. To date, we have received a significant response from our direct suppliers as well as other suppliers in the supply chain (whose responses have been provided by our direct suppliers), and those responses have generally indicated that the smelters responsible for originating the conflict minerals in our products are believed to be on the list of CFSI's certified Conflict Free Smelters (“CFS”). We created and continually maintain a database of this information representing a summary of all available information, which has been declared by our suppliers in response to our RCOI.

We have processes to allow employees, suppliers and any other parties to contact us about our conflict minerals and any violations of our Conflict Mineral Policy. We can be contacted at (949) 595-7200.

Identify and Assess Risks in the Supply Chain

We surveyed all of our direct suppliers of any and all metal components using the Template questionnaire. All responses were provided using our questionnaire, and were declared at the product level. We reviewed the responses against criteria developed by our internal team to determine which required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers and we have worked directly with them in an effort to secure revised responses. The internal team followed up on incomplete or inconsistent responses.

Exhibit 1.02

Design and Implement a Strategy to Respond to Risks

•	Senior management has been briefed about our due diligence efforts.

•	We have adopted a Conflict Minerals Policy and have communicated it to all our suppliers, including integrating it in our Supplier Quality Agreement and certification process.

•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

Endologix will undertake the following steps during the next compliance period, calendar year 2014:

•	Increase the response rate of suppliers’ questionnaires;

•	Contact suppliers and encourage them to utilize smelters that have obtained a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter Program;

•	Compare RCOI results in information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program; and

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

Independent Third Party Audit of Supply Chain

Endologix does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide materials in our supply chain. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through the CFSP.

In addition, this report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our supply chain due diligence policies and practices. It is available on our website www.endologix.com (Investor Relations – Corporate Governance).

Part 2 – Product Description

Our AAA products are built on one of two platforms: (i) traditional minimally-invasive endovascular repair ("EVAR") or (ii) endovascular sealing (“EVAS”), our innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Our current EVAR products include the Endologix AFX Endovascular AAA System (“AFX”), the VELA Proximal Endograft (“VELA”) and the Endologix Intuitrak Endovascular AAA System (“Intuitrak”). Our current EVAS product is the Nellix Endovascular Aneurysm Sealing System (“Nellix EVAS System”).

Our EVAR products consist of (i) a cobalt chromium alloy stent covered by polytetrafluoroethylene (commonly referred to as "ePTFE") graft material (“Stent Graft”) and (ii) an accompanying delivery system. Once fixed in its proper position within the abdominal aorta, our EVAR device provides a conduit for blood

Exhibit 1.02

flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

Our EVAS product consists of (i) bilateral covered cobalt chromium stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm and (iii) a delivery system and polymer dispenser. Our EVAS product seals the entire aneurysm sac effectively excluding the aneurysm sac reducing the likelihood of future aneurysm rupture. Additionally, it has the potential to reduce post procedural re-interventions.

Facilities Used to Process Minerals

Endologix as a purchaser is many steps removed from the mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and do not directly purchase from the Covered Countries. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullions or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of raw materials that are supplied to them from sub-tier suppliers. We integrated our responsible sourcing of minerals requirement within our Conflict Minerals Policy and Supplier Quality Agreement and certification process. Our suppliers are expected to provide the conflict sourcing information to us per our Conflict Minerals Policy and the Supplier Quality Agreement.

Endologix has performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard CFSI Reporting Template and launched our conflict minerals due diligence communication questionnaire to these suppliers in 2013.

Efforts to Determine Location or Origin

We have determined that requesting our suppliers to complete the questionnaire and provide adequate origin documentation and subsequently following up on those responses, represents our reasonable best efforts to determine the locations of origin of the conflict minerals in our supply chain.

Country of Origin

Despite having conducted a good faith reasonable country of origin inquiry and a comprehensive due diligence process, Endologix has concluded that the origin of conflict minerals used in our products remains “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the origin of all of the conflict minerals used in our products.